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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          Date of Report: May 09, 2002
                         Commission File Number: 0-30320

                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)
                                     Ireland
                 (Jurisdiction of incorporation or organization)
                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland
                    (Address of principal executive offices)
   Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                              ---------------------
Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes No X
--------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
82- N/A
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The following table presents information regarding the ownership of our equivalent American Depositary Shares as of January 31, 2002, for each of our executive officers and directors as reported with the Neuer Markt segment of the Frankfurt Stock Exchange.

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Securities Interests on 31st January 2002
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              Number of American Depositary     Number of Exercisable Options
Name                Shares (ADS)1                  (in equivalent ADSs)2
----------------------------------------- ---------------------------------- ---
Executive Directors

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Cyril McGuire              9,260,017                         16,667
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John McGuire               9,260,017                         16,667
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Kevin Shea                    60,000                        420,000
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Paul Byrne                   128,610                        179,702
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Non Executive Directors
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Edmund Jensen                 30,000                        165,000
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Trevor Sullivan                7,840                         17,500
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Robert Wadsworth                   0                         22,500
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Officers
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John Harte                     3,000                        253,125
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Don Marcotte                   1,400                        183,750
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George Burne                 390,820                        139,438
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1 Represents equivalent American Depositary Shares held as of January 31, 2002.
2 Represents options vested and exercisable as of January 31, 2002.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                               TRINTECH GROUP PLC

                 By:   /s/ Richard Paul Byrne
                    -----------------------------------
                            R. Paul Byrne
                       Chief Financial Officer




                               Dated: May 08, 2002




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